Filed Pursuant to Rule 424(b)(5)

File Nos. 333-256632 and 333-265844

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 14, 2021)

37,037,039 Shares of Common Stock

Warrants to Purchase 37,037,039 shares of Common Stock

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated November 18, 2022 as supplemented by a prospectus supplement dated June 27, 2022 (the “Original Prospectus”), relating to the offering of an aggregate of 37,037,039 shares of our common stock, par value $0.001 per share (the “Common Stock”) and warrants to purchase up to 37,037,039 shares of our Common Stock issued on June 28, 2022 (the “June 2022 Warrants”). The June 2022 Warrants have been amended as described below under “Amendments to June 2022 Warrants.”

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “MMAT.” The closing price of our Common Stock on December 1, 2023, as reported by Nasdaq, was $0.11 per share. There is no established public trading market for the June 2022 Warrants and we do not intend to list the June 2022 Warrants on any national securities exchange or nationally recognized trading system.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus, the base prospectus accompanying the Original Prospectus, and the documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and accompanying prospectus is truthful or complete. any representation to the contrary is a criminal offense.

AMENDMENTS TO JUNE 2022 WARRANTS

This prospectus supplement is being filed to disclose the following:

On December 4, 2023, we entered into amendments of the June 2022 Warrants (the “June 2022 Warrant Amendments”) with certain holders of the June 2022 Warrants representing an aggregate of 25,925,927 shares of Common Stock. Pursuant to the June 2022 Warrant Amendments, (i) the exercise price per share was reduced to $0.095, (ii) the Initial Exercise Date (as defined in the June 2022 Warrants) was amended to be (a) immediately with respect to an aggregate of 23,000,000 Warrant Shares (as defined in the June 2022 Warrants) underlying the June 2022 Warrants, and (b) six months after the amendment with respect to an aggregate of 2,925,927 Warrant Shares underlying the June 2022 Warrants, and (iii) the Termination Date (as defined in the June 2022 Warrants) was amended to be (a) the five-year anniversary after the amendment, with respect to an aggregate of 23,000,000 Warrant Shares underlying the June 2022 Warrants, and (b) the five-year anniversary of the Initial Exercise Date, as amended, with respect to an aggregate of 2,925,927 Warrant Shares underlying the June 2022 Warrants. These amendments became effective on December 4, 2023.

The date of this prospectus supplement is December 4, 2023